Interim Consolidated Financial Statements
Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended
	January 31, 2022	October 31, 2021	January 31, 2021
Interest, Dividend and Fee Income
Loans	$4,081	$3,933	$4,029
Securities (Note 2)	1,067	1,042	990
Deposits with banks	58	53	44
	5,206	5,028	5,063
Interest Expense
Deposits	705	737	921
Subordinated debt	45	42	58
Other liabilities	437	493	506
	1,187	1,272	1,485
Net Interest Income	4,019	3,756	3,578
Non-Interest Revenue
Securities commissions and fees	282	258	285
Deposit and payment service charges	329	313	305
Trading revenues	799	(98)	212
Lending fees	385	344	356
Card fees	131	126	81
Investment management and custodial fees	466	522	482
Mutual fund revenues	356	419	374
Underwriting and advisory fees	434	348	258
Securities gains, other than trading (Note 2)	138	180	102
Foreign exchange gains, other than trading	22	39	24
Insurance revenues	192	223	744
Investments in associates and joint ventures	66	65	56
Other	104	78	118
	3,704	2,817	3,397
Total Revenue	7,723	6,573	6,975
Provision for (Recovery of) Credit Losses (Note 3)	(99)	(126)	156
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	81	97	601
Non-Interest Expense
Employee compensation	2,299	2,059	2,119
Premises and equipment	828	900	804
Amortization of intangible assets	150	163	156
Advertising and business development	106	133	66
Communications	64	65	64
Professional fees	155	184	136
Other	244	299	268
	3,846	3,803	3,613
Income Before Provision for Income Taxes	3,895	2,799	2,605
Provision for income taxes (Note 10)	962	640	588
Net Income	$2,933	$2,159	$2,017
Earnings Per Share (Canadian $) (Note 9)
Basic	$4.44	$3.24	$3.03
Diluted	4.43	3.23	3.03
Dividends per common share	1.33	1.06	1.06
  The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group First Quarter Report 2022

Interim Consolidated Financial Statements
Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2022	October 31, 2021	January 31, 2021
Net Incom e	$2,933	$2,159	$2,017
Other Comprehensive Income (Loss), net of taxes
Items that may subsequently be reclassified to net income
Net change in unrealized gains (losses) on fair value through OCI debt securities
Unrealized gains (losses) on fair value through OCI debt securities arising during the period (1)	(62)	(151)	57
Reclassification to earnings of (gains) in the period (2)	(28)	(10)	(9)
	(90)	(161)	48
Net change in unrealized (losses) on cash flow hedges
(Losses) on derivatives designated as cash flow hedges arising during the period (3)	(478)	(988)	(131)
Reclassification to earnings of (gains) on derivatives designated as cash flow hedges in the period (4)	(138)	(135)	(77)
	(616)	(1,123)	(208)
Net gains (losses) on translation of net foreign operations
Unrealized gains (losses) on translation of net foreign operations	808	(293)	(1,131)
Unrealized gains (losses) on hedges of net foreign operations (5)	(128)	98	221
Reclassification to earnings of net losses related to divestitures (Note 12) (6)	29	-	-
	709	(195)	(910)
Items that will not be reclassified to net income
Unrealized gains on fair value through OCI equity securities arising during the period (7)	2	13	-
Gains on remeasurement of pension and other employee future benefit plans (8)	162	158	275
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value (9)	66	24	(245)
	230	195	30
Other Comprehensive Income (Loss), net of taxes	233	(1,284)	(1,040)
Total Comprehensive Income	$3,166	$875	$977

(1)	Net of income tax (provision) recovery of $22 million, $54 million, $(20) million for the three months ended.
(2)	Net of income tax provision of $10 million, $3 million, $3 million for the three months ended.
(3)	Net of income tax recovery of $172 million, $357 million, $46 million for the three months ended.
(4)	Net of income tax provision of $50 million, $49 million, $28 million for the three months ended.
(5)	Net of income tax (provision) recovery of $48 million, $(35) million, $(80) million for the three months ended.
(6)	Net of income tax (provision) of $nil million, na, na for the three months ended.
(7)	Net of income tax (provision) of $nil million, $(4) million, $nil million for the three months ended.
(8)	Net of income tax (provision) of $(60) million, $(58) million, $(99) million for the three months ended.
(9)	Net of income tax (provision) recovery of $(24) million, $(9) million, $89 million for the three months ended.
The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group First Quarter Report 2022

Interim Consolidated Financial Statements
Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	January 31, 2022	October 31, 2021	January 31, 2021
Assets
Cash and Cash Equivalents	$50,123	$93,261	$73,091
Interest Bearing Deposits with Banks	8,573	8,303	8,376
Securities (Note 2)
Trading	118,641	104,411	98,943
Fair value through profit or loss	14,663	14,210	13,939
Fair value through other comprehensive income	43,071	63,123	70,574
Debt securities at amortized cost	98,456	49,970	48,708
Investments in associates and joint ventures	1,234	1,135	1,026
	276,065	232,849	233,190
Securities Borrowed or Purchased Under Resale Agreements	117,444	107,382	121,573
Loans
Residential mortgages	137,382	135,750	128,170
Consumer instalment and other personal	79,080	77,164	70,780
Credit cards	8,050	8,103	7,342
Business and government	262,253	239,809	248,752
	486,765	460,826	455,044
Allowance for credit losses (Note 3)	(2,405)	(2,564)	(3,188)
	484,360	458,262	451,856
Other Assets
Derivative instruments	34,827	36,713	34,054
Customers’ liability under acceptances	12,803	14,021	11,878
Premises and equipment	4,550	4,454	4,202
Goodwill	4,957	5,378	6,365
Intangible assets	2,071	2,266	2,388
Current tax assets	1,615	1,588	1,434
Deferred tax assets	1,027	1,287	1,339
Other	24,757	22,411	23,465
	86,607	88,118	85,125
Total Assets	$1,023,172	$988,175	$973,211
Liabilities and Equity
Deposits (Note 4)	$704,949	$685,631	$672,500
Other Liabilities
Derivative instruments	29,825	30,815	29,430
Acceptances	12,803	14,021	11,878
Securities sold but not yet purchased	36,760	32,073	34,164
Securities lent or sold under repurchase agreements	107,979	97,556	99,892
Securitization and structured entities’ liabilities	25,158	25,486	25,610
Current tax liabilities	192	221	196
Deferred tax liabilities	135	192	155
Other	37,086	37,764	35,962
	249,938	238,128	237,287
Subordinated Debt (Note 4)	8,481	6,893	7,276
Total Liabilities	$963,368	$930,652	$917,063
Equity
Preferred shares and other equity instruments (Note 5)	5,558	5,558	5,848
Common shares (Note 5)	13,625	13,599	13,501
Contributed surplus	319	313	309
Retained earnings	37,513	35,497	32,012
Accumulated other comprehensive income	2,789	2,556	4,478
Total Equity	59,804	57,523	56,148
Total Liabilities and Equity	$1,023,172	$988,175	$973,211
The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group First Quarter Report 2022

Interim Consolidated Financial Statements
Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2022	January 31, 2021
Preferred Shares and Other Equity Instruments (Note 5)
Balance at beginning of period	$5,558	$6,598
Redeemed during the period	-	(750)
Balance at End of Period	5,558	5,848
Common Shares (Note 5)
Balance at beginning of period	13,599	13,430
Issued under the Stock Option Plan	22	27
Repurchased for cancellation and/or treasury shares sold/purchased	4	44
Balance at End of Period	13,625	13,501
Contributed Surplus
Balance at beginning of period	313	302
Stock option expense, net of options exercised	5	5
Other	1	2
Balance at End of Period	319	309
Retained Earnings
Balance at beginning of period	35,497	30,745
Net income	2,933	2,017
Dividends on preferred shares and distributions payable on other equity instruments	(55)	(56)
Dividends on common shares	(862)	(686)
Equity issue expense and premium paid on redemption of preferred shares	-	(6)
Net discount on sale of treasury shares	-	(2)
Balance at End of Period	37,513	32,012
Accumulated Other Comprehensive Income on Fair Value through OCI Securities, net of taxes
Balance at beginning of period	171	355
Unrealized gains (losses) on fair value through OCI debt securities arising during the period	(62)	57
Unrealized gains on fair value through OCI equity securities arising during the period	2	-
Reclassification to earnings of (gains) in the period	(28)	(9)
Balance at End of Period	83	403
Accumulated Other Comprehensive Income (Loss) on Cash Flow Hedges, net of taxes
Balance at beginning of period	185	1,979
(Losses) on derivatives designated as cash flow hedges arising during the period	(478)	(131)
Reclassification to earnings of (gains) on derivatives designated as cash flow hedges in the period	(138)	(77)
Balance at End of Period	(431)	1,771
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations, net of taxes
Balance at beginning of period	2,269	3,980
Unrealized gains (losses) on translation of net foreign operations	808	(1,131)
Unrealized gains (losses) on hedges of net foreign operations	(128)	221
Reclassification to earnings of net losses related to divestitures (Note 12)	29	-
Balance at End of Period	2,978	3,070
Accumulated Other Comprehensive Income (Loss) on Pension and Other Employee Future Benefit Plans, net of taxes
Balance at beginning of period	285	(638)
Gains on remeasurement of pension and other employee future benefit plans	162	275
Balance at End of Period	447	(363)
Accumulated Other Comprehensive (Loss) on Own Credit Risk on Financial Liabilities Designated at Fair Value, net of taxes
Balance at beginning of period	(354)	(158)
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value	66	(245)
Balance at End of Period	(288)	(403)
Total Accumulated Other Comprehensive Income	2,789	4,478
Total Equity	$59,804	$56,148
  The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group First Quarter Report 2022

Interim Consolidated Financial Statements
Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2022	January 31, 2021
Cash Flows from Operating Activities
Net Income	$2,933	$2,017
Adjustments to determine net cash flows provided by (used in) operating activities
Provision on securities, other than trading	-	(1)
Net (gain) on securities, other than trading	(138)	(101)
Net (increase) in trading securities	(12,747)	(2,883)
Provision for (recovery of) credit losses (Note 3)	(99)	156
Change in derivative instruments – decrease in derivative asset	3,218	2,582
– increase (decrease) in derivative liability	(2,746)	725
Amortization of premises and equipment	195	196
Amortization of other assets	28	41
Amortization of intangible assets	150	156
Net loss on divestitures (Note 12)	29	-
Net decrease in deferred tax asset	278	105
Net increase (decrease) in deferred tax liability	(57)	46
Net (increase) decrease in current tax asset	31	(270)
Net increase (decrease) in current tax liability	(42)	89
Change in accrued interest – decrease in interest receivable	56	102
– (decrease) in interest payable	(71)	(86)
Changes in other items and accruals, net	(6,040)	(2,706)
Net increase in deposits	8,895	25,865
Net (increase) in loans	(21,630)	(11,440)
Net increase in securities sold but not yet purchased	4,421	5,198
Net increase in securities lent or sold under repurchase agreements	8,854	13,230
Net (increase) in securities borrowed or purchased under resale agreements	(8,550)	(12,135)
Net (decrease) in securitization and structured entities’ liabilities	(481)	(1,036)
Net Cash Provided by (Used in) Operating Activities	(23,513)	19,850
Cash Flows from Financing Activities
Net increase in liabilities of subsidiaries	3,795	-
Proceeds from issuance of covered bonds	3,925	-
Redemption/buyback of covered bonds	(2,222)	-
Proceeds from Issuance of subordinated debt	1,587	-
Repayment of subordinated debt (Note 4)	-	(1,000)
Redemption of preferred shares (Note 5)	-	(756)
Net proceeds from issuance of common shares and sale (purchase) of treasury shares (Note 5)	21	68
Cash dividends and distributions paid	(746)	(738)
Repayment of lease liabilities	(57)	(75)
Net Cash Provided by (Used in) Financing Activities	6,303	(2,501)
Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	(72)	337
Purchases of securities, other than trading	(53,325)	(13,483)
Maturities of securities, other than trading	7,191	6,714
Proceeds from sales of securities, other than trading	18,400	5,895
Premises and equipment – net (purchases)	(135)	(116)
Purchased and developed software – net (purchases)	(134)	(117)
Net proceeds from divestitures (Note 12)	1,218	-
Net Cash (Used in) Investing Activities	(26,857)	(770)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	929	(896)
Net increase (decrease) in Cash and Cash Equivalents	(43,138)	15,683
Cash and Cash Equivalents at Beginning of Period	93,261	57,408
Cash and Cash Equivalents at End of Period	$50,123	$73,091
Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Interest paid in the period (1)	$1,228	$1,555
Income taxes paid in the period	$545	$562
Interest received in the period	$4,818	$4,806
Dividends received in the period	$424	$383

(1)	Includes dividends paid on securities sold but not purchased.
  The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group First Quarter Report 2022

Notes to Interim Financial Statements
January 31, 2022 (Unaudited)
Note 1: Basis of Presentation
Bank of Montreal (the bank or BMO) is a chartered bank under the
Bank Act (Canada)
and is a public company incorporated in Canada. We are a highly diversified financial services company, providing a broad range of personal and commercial banking, wealth management and investment banking products and services. The bank’s head office is at 129 rue Saint Jacques, Montreal, Quebec. Our executive offices are at 100 King Street West, 1 First Canadian Place, Toronto, Ontario. Our common shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange.
These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34,
Interim Financial Reporting
as issued by the International Accounting Standards Board (IASB) using the same accounting policies as disclosed in our annual consolidated financial statements for the year ended October 31, 2021. These condensed interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2021. We also comply with interpretations of International Financial Reporting Standards (IFRS) by our regulator, the Office of the Superintendent of Financial Institutions of Canada (OSFI). These interim consolidated financial statements were authorized for issue by the Board of Directors on March 1, 2022.
Interbank Offered Rate (IBOR) Reform
Our IBOR Transition Office continues to coordinate and oversee the transition from IBORs to alternative reference rates with no significant changes to the project or transition risks disclosed in Note 1 of our annual consolidated financial statements for the year ended October 31, 2021. As expected, all Sterling, Euro, Swiss franc and Japanese yen settings as well as the
1-week
and
2-month
USD LIBOR settings were discontinued on December 31, 2021.
There were no significant changes in our transition risk with respect to our remaining USD LIBOR exposures since October 31, 2021. Our project plan continues to be on target and in line with the supervisory guidance from the U.S. prudential regulators we have ceased to issue new LIBOR-based instruments. However, as we approach the June 30, 2023 cessation date, in the normal course of business our exposures may continue to fluctuate, including instances where customers draw down on existing LIBOR-based facilities that have not yet been remediated. The fluctuations in USD LIBOR exposures have no significant impact on our IBOR conversion plans.
Use of Estimates and Judgments
The preparation of the interim consolidated financial statements requires management to use estimates and assumptions that affect the carrying amounts of certain assets and liabilities, certain amounts reported in net income and other related disclosures.
The most significant assets and liabilities for which we must make estimates and judgments include the allowance for credit losses; financial instruments measured at fair value; pension and other employee future benefits; impairment of securities; income taxes and deferred tax assets; goodwill and intangible assets; insurance-related liabilities; provisions including legal proceedings and restructuring charges; leases; and transfer of financial assets and consolidation of structured entities. If actual results were to differ from the estimates, the impact would be recorded in future periods.
The extent of the continuing impact of the
COVID-19
pandemic on the Canadian and U.S. economies remains uncertain and difficult to predict, including government and regulatory responses to the pandemic, which could vary by country and region. The pandemic’s impact on BMO’s business, results of operations, reputation, financial performance and condition, including the potential for credit, counterparty and mark-to-market
losses, its credit ratings and regulatory capital and liquidity ratios, as well as impacts to its customers and competitors, will depend on future developments, which remain uncertain. By their very nature, the judgements and estimates we make for the purposes of preparing our financial statements relate to matters that are inherently uncertain. However, we have detailed policies and internal controls that are intended to ensure that these judgments and estimates are well controlled and independently reviewed, and that our policies are consistently applied from period to period. We believe that our estimates of the value of our assets and liabilities are appropriate as at January 31, 2022.
Allowance for Credit Losses
As detailed further in Note 1 of our annual consolidated financial statements for the year ended October 31, 2021, the allowance for credit losses (ACL) consists of allowances on impaired loans, which represent estimated losses related to impaired loans in the portfolio provided for but not yet written off, and allowances on performing loans, which is our best estimate of impairment in the existing portfolio for loans that have not yet been individually identified as impaired.
The expected credit loss model requires the recognition of credit losses generally based on 12 months of expected losses for performing loans and the recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination.
The determination of a significant increase in credit risk takes into account many different factors and varies by product and risk segment. The bank’s methodology for determining significant increase in credit risk is based on the change in probability of default between origination, and reporting date, assessed using probability weighted scenarios as well as certain other criteria, such as
30-day
past due and watchlist status. The assessment of a significant increase in credit risk requires experienced credit judgment.
The judgments we apply in determining the ACL reflect the impact of uncertainties in the economic environment on credit conditions that may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the allowance for credit losses.
Additional information regarding the allowance for credit losses is included in Note 3.

BMO Financial Group First Quarter Report 2022

Note 2: Securities
Classification of Securities
The bank’s fair value through profit or loss (FVTPL) securities of $14,663 million ($14,210 million as at October 31, 2021) are comprised of $3,748 million mandatorily measured at fair value and $10,915 million investment securities held by insurance subsidiaries designated at fair value ($3,038 million and $11,172 million, respectively, as at October 31, 2021).
Our fair value through other comprehensive income (FVOCI) securities totalling $43,071 million ($63,123 million as at October 31, 2021), are net of an allowance for credit losses of $2 million ($2 million as at October 31, 2021).
Amortized cost securities totalling $98,456 million ($49,970 million as at October 31, 2021), are net of an allowance for credit losses of $2 million ($1 million as at October 31, 2021).
Unrealized Gains and Losses on FVOCI Securities
The following table summarizes the unrealized gains and losses:

(Canadian $ in millions)	January 31, 2022				October 31, 2021
	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	8,472	25	84	8,413	13,087	62	84	13,065
Canadian provincial and municipal governments	2,286	19	21	2,284	2,973	29	15	2,987
U.S. federal government	10,388	92	235	10,245	21,041	282	297	21,026
U.S. states, municipalities and agencies	3,751	52	16	3,787	4,034	85	5	4,114
Other governments	6,624	35	49	6,610	6,476	55	29	6,502
National Housing Act (NHA) mortgage-backed securities (MBS)	715	2	3	714	1,122	6	3	1,125
U.S. agency MBS and collateralized mortgage obligations	7,518	57	26	7,549	10,894	151	34	11,011
Corporate debt	3,339	20	41	3,318	3,147	34	20	3,161
Corporate equity	120	31	-	151	103	29	-	132
Total	43,213	333	475	43,071	62,877	733	487	63,123
  Unrealized gains (losses) may be offset by related (losses) gains on hedge contracts.
Interest Income on Debt Securities
The following table presents interest income calculated using the effective interest method:

(Canadian $ in millions)	For the three months ended
	January 31, 2022	January 31, 2021
FVOCI - Debt	96	131
Amortized cost	172	106
Total	268	237
Non-Interest Revenue
Net gains and losses from securities, excluding gains and losses on trading securities, have been included in our Consolidated Statement of Income as follows:

(Canadian $ in millions)	For the three months ended
	January 31, 2022	January 31, 2021
FVTPL securities	102	90
FVOCI securities - realized gains (losses) (1)	36	13
Impairment losses	-	(1)
Securities gains other than trading	138	102

(1)	Gains (losses) are net of (losses) gains on hedge contracts.
Interest income and gains (losses) on securities held in our Insurance business are recorded in non-interest revenue, insurance revenue, in our Consolidated Statement of Income. These include:
•	Interest income of $95 million and $96 million for the three months ended January 31, 2022 and 2021 calculated using the effective interest method;
•	Gains (losses) from securities designated at FVTPL of $(244) million and $235 million for the three months ended January 31, 2022 and 2021, respectively; and
•	Realized gains from FVOCI securities of $nil million and $1 million for the three months ended January 31, 2022 and 2021, respectively.

BMO Financial Group First Quarter Report 2022

Note 3: Loans and Allowance for Credit Losses
Credit Risk Exposure
The following table sets out our credit risk exposure for all loans carried at amortized cost, FVOCI or FVTPL as at January 31, 2022 and October 31, 2021. Stage 1 represents those performing loans carried with up to a 12 month expected credit loss, Stage 2 represents those performing loans carried with a lifetime expected credit loss, and Stage 3 represents those loans with a lifetime expected credit loss that are credit impaired
.

(Canadian $ in millions)	January 31, 2022				October 31, 2021
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Exceptionally low	4	-	-	4	4	-	-	4
Very low	95,387	205	-	95,592	94,566	179	-	94,745
Low	23,167	1,839	-	25,006	23,471	1,293	-	24,764
Medium	12,153	2,749	-	14,902	12,066	2,250	-	14,316
High	134	312	-	446	167	306	-	473
Not rated	1,060	33	-	1,093	1,051	46	-	1,097
Impaired	-	-	339	339	-	-	351	351
Gross residential mortgages	131,905	5,138	339	137,382	131,325	4,074	351	135,750
Allowance for credit losses	49	39	10	98	46	39	12	97
Carrying amount	131,856	5,099	329	137,284	131,279	4,035	339	135,653
Loans: Consumer instalment and other personal
Exceptionally low	1,528	30	-	1,558	1,487	37	-	1,524
Very low	32,006	8	-	32,014	30,672	8	-	30,680
Low	22,393	619	-	23,012	21,660	534	-	22,194
Medium	12,595	3,872	-	16,467	13,336	3,607	-	16,943
High	594	1,423	-	2,017	661	1,375	-	2,036
Not rated	3,688	38	-	3,726	3,450	50	-	3,500
Impaired	-	-	286	286	-	-	287	287
Gross consumer instalment and other personal	72,804	5,990	286	79,080	71,266	5,611	287	77,164
Allowance for credit losses	116	301	91	508	113	333	91	537
Carrying amount	72,688	5,689	195	78,572	71,153	5,278	196	76,627
Loans: Credit cards (1)
Exceptionally low	2,340	-	-	2,340	2,532	-	-	2,532
Very low	441	-	-	441	450	-	-	450
Low	1,952	156	-	2,108	1,801	66	-	1,867
Medium	2,043	620	-	2,663	1,743	663	-	2,406
High	123	290	-	413	75	287	-	362
Not rated	85	-	-	85	486	-	-	486
Impaired	-	-	-	-	-	-	-	-
Gross credit cards	6,984	1,066	-	8,050	7,087	1,016	-	8,103
Allowance for credit losses	65	170	-	235	67	209	-	276
Carrying amount	6,919	896	-	7,815	7,020	807	-	7,827
Loans: Business and government (2)
Acceptable
Investment grade	160,449	1,419	-	161,868	144,807	1,446	-	146,253
Sub-investment grade	91,483	14,479	-	105,962	85,375	14,534	-	99,909
Watchlist	-	5,632	-	5,632	-	6,137	-	6,137
Impaired	-	-	1,594	1,594	-	-	1,531	1,531
Gross business and government	251,932	21,530	1,594	275,056	230,182	22,117	1,531	253,830
Allowance for credit losses	556	628	380	1,564	529	730	395	1,654
Carrying amount	251,376	20,902	1,214	273,492	229,653	21,387	1,136	252,176
Gross total loans and acceptances	463,625	33,724	2,219	499,568	439,860	32,818	2,169	474,847
Net total loans and acceptances	462,839	32,586	1,738	497,163	439,105	31,507	1,671	472,283
Commitments and financial guarantee contracts
Acceptable
Investment grade	159,628	1,103	-	160,731	154,975	2,367	-	157,342
Sub-investment grade	48,659	7,364	-	56,023	46,827	8,164	-	54,991
Watchlist	-	2,413	-	2,413	-	2,453	-	2,453
Impaired	-	-	508	508	-	-	682	682
Allowance for credit losses	207	167	13	387	195	186	13	394
Carrying amount (3)(4)	208,080	10,713	495	219,288	201,607	12,798	669	215,074

(1)	Credit card loans are immediately written off when principal or interest payments are 180 days past due, and as a result are not reported as impaired in Stage 3.
(2)	Includes customers’ liability under acceptances.
(3)
Represents the total contractual amounts of undrawn credit facilities and other off-balance
sheet exposures, excluding personal lines of credit and credit cards that are unconditionally cancellable at our discretion.

(4)	Certain commercial borrower commitments are conditional and may include recourse with other parties.

Allowance for Credit Losses
The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level we consider adequate to absorb credit-related losses on our loans and other credit instruments. The allowance for credit losses amounted to $2,792 million at January 31, 2022 ($2,958 million as at October 31, 2021) of which $2,405 million ($2,564 million as at October 31, 2021) was recorded in loans and $387 million ($394 million as at October 31, 2021) was recorded in other liabilities in our Consolidated Balance Sheet.
Significant changes in the gross balances, including originations, maturities and repayments in the normal course of operations, impact the allowance for credit losses.

BMO Financial Group First Quarter Report 2022

The following tables show the continuity in the loss allowance by product type for the three months ended January 31, 2022 and January 31, 2021. Transfers represent the amount of expected credit loss (ECL) that moved between stages during the period, for example, moving from a
12-month
(Stage 1) to lifetime (Stage 2) ECL measurement basis. Net remeasurements represent the ECL impact due to transfers between stages, as well as changes in economic forecasts and credit quality. Model changes include new calculation models or methodologies.

(Canadian $ in millions)
For the three months ended	January 31, 2022				January 31, 2021
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Balance as at beginning of period	46	40	19	105	51	75	26	152
Transfer to Stage 1	11	(10)	(1)	-	25	(18)	(7)	-
Transfer to Stage 2	(1)	3	(2)	-	(1)	15	(14)	-
Transfer to Stage 3	-	(2)	2	-	-	(7)	7	-
Net remeasurement of loss allowance	(11)	10	3	2	(45)	(19)	24	(40)
Loan originations	5	-	-	5	6	-	-	6
Derecognitions and maturities	(1)	(2)	-	(3)	(2)	(4)	-	(6)
Model changes	-	-	-	-	-	-	-	-
Total Provision for Credit Losses (PCL) (1)	3	(1)	2	4	(17)	(33)	10	(40)
Write-offs (2)	-	-	(1)	(1)	-	-	(3)	(3)
Recoveries of previous write-offs	-	-	1	1	-	-	-	-
Foreign exchange and other	-	1	(4)	(3)	(1)	-	(7)	(8)
Balance as at end of period	49	40	17	106	33	42	26	101
Loans: Consumer instalment and other personal
Balance as at beginning of period	128	357	91	576	148	454	105	707
Transfer to Stage 1	58	(56)	(2)	-	65	(62)	(3)	-
Transfer to Stage 2	(9)	15	(6)	-	(7)	16	(9)	-
Transfer to Stage 3	(1)	(23)	24	-	(1)	(22)	23	-
Net remeasurement of loss allowance	(55)	40	18	3	(65)	71	31	37
Loan originations	16	-	-	16	19	-	-	19
Derecognitions and maturities	(6)	(11)	-	(17)	(7)	(14)	-	(21)
Model changes	-	-	-	-	-	-	-	-
Total PCL (1)	3	(35)	34	2	4	(11)	42	35
Write-offs (2)	-	-	(50)	(50)	-	-	(65)	(65)
Recoveries of previous write-offs	-	-	18	18	-	-	22	22
Foreign exchange and other	-	2	(2)	-	(2)	(3)	(7)	(12)
Balance as at end of period	131	324	91	546	150	440	97	687
Loans: Credit cards
Balance as at beginning of period	114	245	-	359	110	321	-	431
Transfer to Stage 1	51	(51)	-	-	58	(58)	-	-
Transfer to Stage 2	(10)	10	-	-	(6)	6	-	-
Transfer to Stage 3	-	(29)	29	-	-	(40)	40	-
Net remeasurement of loss allowance	(57)	45	12	-	(55)	80	14	39
Loan originations	13	-	-	13	7	-	-	7
Derecognitions and maturities	(2)	(6)	-	(8)	(1)	(7)	-	(8)
Model changes	2	(8)	-	(6)	-	-	-	-
Total PCL (1)	(3)	(39)	41	(1)	3	(19)	54	38
Write-offs (2)	-	-	(57)	(57)	-	-	(68)	(68)
Recoveries of previous write-offs	-	-	20	20	-	-	20	20
Foreign exchange and other	2	-	(4)	(2)	(1)	-	(6)	(7)
Balance as at end of period	113	206	-	319	112	302	-	414
Loans: Business and government
Balance as at beginning of period	662	855	401	1,918	658	1,258	608	2,524
Transfer to Stage 1	93	(65)	(28)	-	179	(178)	(1)	-
Transfer to Stage 2	(16)	57	(41)	-	(16)	18	(2)	-
Transfer to Stage 3	-	(8)	8	-	(1)	(53)	54	-
Net remeasurement of loss allowance	(129)	(54)	70	(113)	(72)	141	58	127
Loan originations	118	-	-	118	78	-	-	78
Derecognitions and maturities	(41)	(59)	-	(100)	(28)	(48)	-	(76)
Model changes	1	(6)	-	(5)	-	-	-	-
Total PCL (1)	26	(135)	9	(100)	140	(120)	109	129
Write-offs (2)	-	-	(27)	(27)	-	-	(111)	(111)
Recoveries of previous write-offs	-	-	7	7	-	-	13	13
Foreign exchange and other	12	15	(4)	23	(7)	(36)	(36)	(79)
Balance as at end of period	700	735	386	1,821	791	1,102	583	2,476
Total as at end of period	993	1,305	494	2,792	1,086	1,886	706	3,678
Comprised of: Loans	786	1,138	481	2,405	850	1,657	681	3,188
Other credit instruments (3)	207	167	13	387	236	229	25	490

(1)	Excludes PCL on other assets of $(4) million for the three months ended January 31, 2022 ($(6) million for the three months ended January 31, 2021).
(2)
Generally, we continue to seek recovery on amounts that were written off during the year, unless the loan is sold, we no longer have the right to collect or we have exhausted all reasonable efforts to collect.

(3)	Other credit instruments, including off-balance sheet items, are recorded in other liabilities in our Consolidated Balance Sheet.

BMO Financial Group First Quarter Report 2022

Loans and allowance for credit losses by geographic region as at January 31, 2022 and October 31, 2021 are as follows:

(Canadian $ in millions)	January 31, 2022				October 31, 2021
	Gross amount	Allowance for credit losses on impaired loans (2)	Allowance for credit losses on performing loans (3)	Net amount	Gross amount	Allowance for credit losses on impaired loans (2)	Allowance for credit losses on performing loans (3)	Net amount
By geographic region (1):
Canada	307,311	331	1,089	305,891	299,905	345	1,143	298,417
United States	170,244	150	820	169,274	153,479	153	910	152,416
Other countries	9,210	-	15	9,195	7,442	-	13	7,429
Total	486,765	481	1,924	484,360	460,826	498	2,066	458,262

(1)	Geographic region is based upon country of ultimate risk.
(2)	Excludes allowance for credit losses on impaired loans of $13 million for other credit instruments, which is included in other liabilities ($13 million as at October 31, 2021).
(3)	Excludes allowance for credit losses on performing loans of $374 million for other credit instruments, which is included in other liabilities ($381 million as at October 31, 2021).
Impaired (Stage 3) loans, including the related allowances, as at January 31, 2022 and October 31, 2021 are as follows:

(Canadian $ in millions)			January 31, 2022			October 31, 2021
	Gross impaired amount (3)	Allowance for credit losses on impaired loans (4)	Net impaired amount (3)	Gross impaired amount (3)	Allowance for credit losses on impaired loans (4)	Net impaired amount (3)
Residential mortgages	339	10	329	351	12	339
Consumer instalment and other personal	286	91	195	287	91	196
Business and government (1)	1,594	380	1,214	1,531	395	1,136
Total	2,219	481	1,738	2,169	498	1,671
By geographic region (2):
Canada	1,298	331	967	1,195	345	850
United States	921	150	771	974	153	821
Other countries	-	-	-	-	-	-
Total	2,219	481	1,738	2,169	498	1,671

(1)	Includes customers’ liability under acceptances.
(2)	Geographic region is based upon the country of ultimate risk.
(3)	Gross impaired loans and net impaired loans exclude purchased credit impaired loans.
(4)	Excludes allowance for credit losses on impaired loans of $13 million for other credit instruments, which is included in other liabilities ($13 million as at October 31, 2021).
Loans Past Due Not Impaired
Loans that are past due but not classified as impaired are loans where our customers have failed to make payments when contractually due but for which we expect the full amount of principal and interest payments to be collected, or loans which are held at fair value. The following table presents loans that are past due but not classified as impaired as at January 31, 2022 and October 31, 2021. Loans less than 30 days past due are excluded as they are not generally representative of the borrower’s ability to meet their payment obligations.

(Canadian $ in millions)		January 31, 2022			October 31, 2021
	30 to 89 days	90 days or more	Total	30 to 89 days	90 days or more	Total
Residential mortgages	359	15	374	404	14	418
Credit card, consumer instalment and other personal	315	60	375	279	59	338
Business and government	261	36	297	264	33	297
Total	935	111	1,046	947	106	1,053
  Fully secured loans with amounts between 90 and 180 days past due that we have not classified as impaired totalled $36 million and $36 million as at January 31, 2022 and October 31, 2021, respectively.
ECL Sensitivity and Key Economic Variables
The expected credit loss model requires the recognition of credit losses generally based on 12 months of expected losses for performing loans and the recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination.
The allowance for performing loans is sensitive to changes in both economic forecasts and the probability-weight assigned to each forecast scenario. Forecasts are developed internally by our Economics group, considering external data and our view of future economic conditions. We apply experienced credit judgment to reflect factors not captured in the ECL models, as we deem necessary. We applied experienced credit judgment to reflect the continuing impact of the uncertain environment on credit conditions and the economy as a result of the
COVID-19
pandemic, as well as impacts of high inflation and supply-chain disruptions.
As at January 31, 2022, our base case scenario depicts a moderately weaker economy in the near-term in both Canada and the U.S. as growth is tempered in the near-term by renewed restrictions and supply-chain disruptions. Our base case economic forecast as at October 31, 2021 in contrast depicted a stronger economic forecast over the near-term projection period. If we assumed a 100% base case economic forecast and included the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $1,600 million as at January 31, 2022 ($1,725 million as at October 31, 2021), compared to the reported allowance for performing loans of $2,298 million ($2,447 million as at October 31, 2021).

BMO Financial Group First Quarter Report 2022

As at January 31, 2022, our adverse case economic scenario depicts a contracting economy, with annual average real GDP declining in both Canada and the U.S. The adverse case as at October 31, 2021 depicted a slightly weaker economic environment in Canada and the United States over the near-term projection period. If we assumed a 100% adverse economic forecast and included the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $3,575 million as at January 31, 2022 ($3,825 million as at October 31, 2021), compared to the reported allowance for performing loans of $2,298 million ($2,447 million as at October 31, 2021).
When we measure changes in economic performance in our forecasts, we use real GDP as the basis, which acts as the key driver for movements in many of the other economic and market variables used, including equity volatility index (VIX), corporate BBB credit spreads, unemployment rates, housing price indices and consumer credit. Many of the variables have a high degree of interdependency and as such, there is no one single factor to which loan impairment allowances as a whole are sensitive.
The following table shows certain key economic variables used to estimate the allowance on performing loans during the forecast period. The values shown represent the national annual average levels or growth rates for the next 12 months and subsequent 12 months following each reporting period for all scenarios. While the values disclosed below are national variables, we use regional variables in our underlying models where appropriate.

	As at January 31, 2022						As at October 31, 2021
All figures are average annual values	Benign scenario		Base scenario		Adverse scenario		Benign scenario		Base scenario		Adverse scenario
	First 12 Months	Subsequent 12 Months	First 12 Months	Subsequent 12 Months	First 12 Months	Subsequent 12 Months	First 12 Months	Subsequent 12 Months	First 12 Months	Subsequent 12 Months	First 12 Months	Subsequent 12 Months
Real GDP growth rates (1)
Canada	5.8%	5.6%	3.6%	4.0%	(2.8)%	(1.1)%	6.3%	5.5%	4.0%	3.9%	(2.7)%	(1.1)%
United States	6.3%	3.9%	4.1%	2.6%	(1.9)%	(1.1)%	7.1%	4.0%	4.8%	2.7%	(1.2)%	(1.1)%
Corporate BBB 10-year spread
Canada	1.4%	1.7%	1.8%	2.0%	3.6%	4.4%	1.4%	1.7%	1.8%	2.0%	3.6%	4.4%
United States	0.9%	1.1%	1.2%	1.5%	4.2%	4.5%	0.9%	1.1%	1.2%	1.5%	4.2%	4.5%
Unemployment rates
Canada	5.2%	4.2%	5.9%	5.5%	9.9%	11.8%	6.0%	4.9%	6.6%	5.7%	10.8%	12.7%
United States	3.6%	3.0%	4.0%	3.4%	7.7%	10.1%	4.2%	3.2%	4.7%	3.7%	8.5%	11.0%
Housing Price Index (1)
Canada (2)	18.0%	8.4%	15.0%	3.5%	(9.3)%	(18.0)%	18.2%	10.2%	15.1%	5.2%	(6.4)%	(18.0)%
United States (3)	14.4%	6.4%	12.0%	3.9%	(5.9)%	(15.5)%	14.6%	6.7%	12.3%	4.3%	(6.1)%	(15.5)%
(1) Real gross domestic product and housing price index are year-over-year growth rates.
(2) In Canada, we use the HPI Benchmark Composite.
(3) In the United States, we use the National Case-Shiller House Price Index.
The ECL approach requires the recognition of credit losses generally based on 12 months of expected losses for performing loans (Stage 1) and the recognition of lifetime expected losses for performing loans that have experienced a significant increase in credit risk since origination (Stage 2). Under our current probability-weighted scenarios and based on the current risk profile of our loan exposures, if all our performing loans were in Stage 1, our allowance for performing loans would be approximately $1,725 million ($1,775 million as at October 31, 2021), compared with the reported allowance for performing loans of $2,298 million ($2,447 million as at October 31, 2021).
Note 4: Deposits and Subordinated Debt
Deposits

	Payable on demand		Payable after notice	Payable on a fixed date (4)(5)	January 31, 2022	October 31, 2021
(Canadian $ in millions)	Interest bearing	Non-interest bearing
Deposits by:
Banks (1)	4,322	2,212	953	17,486	24,973	26,611
Business and government	49,010	57,146	148,066	204,156	458,378	442,248
Individuals	5,540	38,048	123,737	54,273	221,598	216,772
Total (2) (3)	58,872	97,406	272,756	275,915	704,949	685,631
Booked in:
Canada	49,548	86,363	131,691	174,214	441,816	427,316
United States	8,981	10,971	139,667	73,016	232,635	232,830
Other countries	343	72	1,398	28,685	30,498	25,485
Total	58,872	97,406	272,756	275,915	704,949	685,631

(1)	Includes regulated and central banks.
(2)	Includes structured notes and metals deposits designated at FVTPL (Note 6).
(3)
Included in deposits as at January 31, 2022 and October 31, 2021 are $351,409 million and $342,967 million, respectively, of deposits denominated in U.S. dollars, and $39,092 million and $29,937 million, respectively, of deposits denominated in other foreign currencies.

(4)
Includes $39,345 million of senior unsecured debt as at January 31, 2022 subject to the Bank Recapitalization
(Bail-In)
regime ($35,959 million as at October 31, 2021). The
Bail-In
regime provides certain statutory powers to the Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares if the bank becomes non-viable.

(5)
Deposits totalling $20,680 million as at January 31, 2022 ($20,991 million as at October 31, 2021) can be early redeemed (either fully or partially) by customers without penalty. As we do not expect a significant amount to be redeemed before maturity, we have classified them as payable on a fixed date, based on their remaining contractual maturities.

BMO Financial Group First Quarter Report 2022

The following table presents deposits payable on a fixed date and greater than one hundred thousand dollars:

(Canadian $ in millions)	Canada	United States	Other	Total
As at January 31, 2022	152,358	69,229	28,684	250,271
As at October 31, 2021	140,002	72,399	23,921	236,322
The following table presents the maturity schedule for deposits payable on a fixed date and greater than one hundred thousand dollars, which are booked in Canada:

(Canadian $ in millions)	Less than 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
As at January 31, 2022	21,096	12,711	27,723	90,828	152,358
As at October 31, 2021	20,626	12,761	20,933	85,682	140,002
Subordinated Debt
On January 10, 2022, we issued US$1,250 million of 3.088% unsecured subordinated debt through our U.S. Medium-Term Note Program. The issue is due January 10, 2037. The notes reset to a floating rate on January 10, 2032.
Note 5: Equity
Preferred and Common Shares Outstanding and Other Equity Instruments
(1)

(Canadian $ in millions, except as noted)	January 31, 2022		October 31, 2021
	Number of shares	Amount	Number of shares	Amount	Convertible into
Preferred Shares - Classified as Equity
Class B – Series 27	20,000,000	500	20,000,000	500	Class B - Series 28	(2)(3)
Class B – Series 29	16,000,000	400	16,000,000	400	Class B - Series 30	(2)(3)
Class B – Series 31	12,000,000	300	12,000,000	300	Class B - Series 32	(2)(3)
Class B – Series 33	8,000,000	200	8,000,000	200	Class B - Series 34	(2)(3)
Class B – Series 38	24,000,000	600	24,000,000	600	Class B - Series 39	(2)(3)
Class B – Series 40	20,000,000	500	20,000,000	500	Class B - Series 41	(2)(3)
Class B – Series 42	16,000,000	400	16,000,000	400	Class B - Series 43	(2)(3)
Class B – Series 44	16,000,000	400	16,000,000	400	Class B - Series 45	(2)(3)
Class B – Series 46	14,000,000	350	14,000,000	350	Class B - Series 47	(2)(3)
Preferred Shares - Classified as Equity		3,650		3,650
Other Equity Instruments

4.8% Additional Tier 1 Capital Notes (AT1 Notes)		658		658	Common shares	(3)
4.3% Limited Recourse Capital Notes, Series 1 (LRCNs)		1,250		1,250	Common shares	(3)(4)
Other Equity Instruments		1,908		1,908
Preferred Shares and Other Equity Instruments		5,558		5,558
Common Shares (5) (6) (7)	648,446,895	13,625	648,136,472	13,599

(1)	For additional information refer to Notes 16 and 20 of our annual consolidated financial statements for the year ended October 31, 2021.
(2)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.
(3)
The instruments issued include a
non-viability
contingent capital provision (NVCC), which is necessary for the preferred shares, AT1 Notes and by virtue of the recourse to Preferred Shares Series 48, the LRCNs (see (4) below) to qualify as regulatory capital under Basel III. As such, they are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable
or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection, or equivalent support, to avoid non-viability.
In such an event, each preferred share, including Preferred Shares Series 48, and AT1 Note is convertible into common shares pursuant to an automatic conversion formula and a conversion price based on the greater of: (i) a floor price of $5.00 and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the TSX. The number of common shares issued is determined by dividing the value of the preferred share or other equity instrument, including declared and unpaid dividends, by the conversion price and then applying the multiplier.

(4)
Non-deferrable
interest is payable semi-annually on the LRCNs at the bank’s discretion.
Non-payment
of interest will result in a recourse event, with the noteholders’ sole remedy being the holders’ proportionate share of trust assets comprised of our NVCC Preferred Shares Series 48, which are eliminated on consolidation. In such an event, the delivery of the trust assets will represent the full and complete extinguishment of our obligations under the LRCNs. In circumstances under which NVCC, including the Preferred Shares Series 48, would be converted into common shares of the bank, the LRCNs would be redeemed and the noteholders’ sole remedy would be their proportionate share of trust assets, then comprised of common shares of the bank received by the trust on conversion of the Preferred Share Series 48.

(5)	The stock options issued under the Stock Option Plan are convertible into 6,428,389 common shares as at January 31, 2022 (5,682,206 common shares as at October 31, 2021).
(6)
During the three months ended January 31, 2022, we did not issue common shares under the Shareholder Dividend Reinvestment and Share Purchase Plan and we issued 282,072 common shares under the Stock Option Plan.

(7)	Common shares are net of 8,170 treasury shares as at January 31, 2022 (36,521 treasury shares as at October 31, 2021).

BMO Financial Group First Quarter Report 2022

Other Equity Instruments
The bank’s US$500 million (CAD $658 million) 4.8% Additional Tier 1 Capital Notes (AT1 Notes) and $1,250 million 4.3% Limited Recourse Capital Notes Series 1 (LRCNs) are classified as equity and form part of our additional Tier 1 non-viability
contingent capital (NVCC). Both the AT1 Notes and LRCNs are compound financial instruments that have both equity and liability features. On the date of issuance, we assigned an insignificant value to the liability components of both instruments and, as a result, the full amount of proceeds has been classified as equity. Semi-annual distributions on the AT1 Notes and LRCNs are recognized as a reduction in equity when payable. The AT1 Notes and LRCNs are subordinate to the claims of the depositors and certain other creditors in right of payment.
Preferred Shares
On February 25, 2022, we redeemed all of our outstanding 24 million Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 38 for an aggregate total of $600 million.
Normal Course Issuer Bid
On December 3, 2021, we announced our intention, subject to the approval of OSFI and the TSX, to purchase for cancellation up to 22.5 million of our common shares under a normal course issuer bid. Together with the announcement of the Bank of the West acquisition,we noted that we would not proceed with establishing a normal course issuer bid and do not expect to repurchase shares prior to the closing of the acquisition.
Shareholder Dividend Reinvestment and Share Purchase Plan
On January 10, 2022, we announced the offering of a 2% discount on the common shares issued from treasury under the dividend reinvestment feature of its Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan). Commencing with the common share dividend declared for the first quarter of fiscal 2022, payable on February 28, 2022 to shareholders of record on February 1, 2022, and subsequently until further notice, common shares under the Plan will be issued by the bank from treasury with a 2% discount, calculated in accordance with the terms of the Plan. The discount will not apply to common shares purchased under the “Optional Cash Payment” feature of the Plan.
Note 6: Fair Value of Financial Instruments
Fair Value of Financial Instruments Not Carried at Fair Value on the Balance Sheet
Set out in the following table are the amounts that would be reported if all financial assets and liabilities not currently carried at fair value were reported at their fair values. Refer to Note 17 of our annual consolidated financial statements for the year ended October 31, 2021 for further discussion on the determination of fair value.

(Canadian $ in millions)	January 31, 2022		October 31, 2021
	Carrying value	Fair value	Carrying value	Fair value
Securities (1)
Amortized cost	98,456	96,958	49,970	49,810
Loans (1)
Residential mortgages	137,284	136,564	135,653	135,461
Consumer instalment and other personal	78,572	78,561	76,627	76,791
Credit cards	7,815	7,815	7,827	7,827
Business and government (2)	254,412	254,689	233,066	233,670
	478,083	477,629	453,173	453,749

Deposits (3)	679,968	680,224	662,827	663,558
Securitization and structured entities’ liabilities (4)	23,995	24,002	24,631	24,809
Subordinated debt	8,481	8,615	6,893	7,087
 This table excludes financial instruments with a carrying value approximating fair value, such as cash and cash equivalents, interest bearing deposits with banks, securities borrowed or purchased under resale agreements,  customers’ liability under acceptances, other assets, acceptances, securities lent or sold under repurchase agreements and other liabilities.

(1)	Carrying value is net of allowances for credit losses.
(2)
Excludes $6,218 million of loans classified as FVTPL and $59 million of loans classified as FVOCI as at January 31, 2022, respectively ($5,022 million and $134 million, respectively, as at October 31, 2021).

(3)	Excludes $24,800 million of structured note liabilities ($22,665 million as at October 31, 2021) and $181 million of metals deposits ($139 million as at October 31, 2021) designated a s FVTPL.
(4)	Excludes $1,163 million of securitization and structured entities’ liabilities classified a s FVTPL ($855 million a s at October 31, 2021).
Fair Value Hierarchy
We use a fair value hierarchy to categorize financial instruments according to the inputs we use in valuation techniques to measure fair value.
Valuation Techniques and Significant Inputs
We determine the fair value of publicly traded fixed maturity debt and equity securities using quoted prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market data for inputs, such as yield or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where significant market inputs are not observable due to inactive markets or minimal market activity (Level 3). We maximize the use of observable market inputs to the extent possible.
Our Level 2 trading and FVOCI securities are primarily valued using discounted cash flow models with observable spreads or broker quotes and other third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.

BMO Financial Group First Quarter Report 2022

The extent of our use of actively quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and models without observable market information as inputs (Level 3) in the valuation of securities, business and government loans classified as FVTPL and FVOCI, other assets, fair value liabilities, derivative assets and derivative liabilities is presented in the following tables:

(Canadian $ in millions)			January 31, 2022		October 31, 2021

	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	4,507	3,731	-	8,238	3,123	4,473	-	7,596
Canadian provincial and municipal governments	1,918	3,117	-	5,035	2,183	3,655	-	5,838
U.S. federal government	7,532	7,620	-	15,152	6,050	3,532	-	9,582
U.S. states, municipalities and agencies	6	446	-	452	-	458	-	458
Other governments	659	2,843	-	3,502	1,307	591	-	1,898
NHA MBS, U.S. agency MBS and CMO	-	17,844	868	18,712	-	13,379	675	14,054
Corporate debt	1,920	7,254	13	9,187	2,231	7,656	7	9,894
Trading loans	-	187	-	187	-	160	-	160
Corporate equity	58,176	-	-	58,176	54,931	-	-	54,931
	74,718	43,042	881	118,641	69,825	33,904	682	104,411
FVTPL Securities
Issued or guaranteed by:
Canadian federal government	666	155	-	821	704	159	-	863
Canadian provincial and municipal governments	72	1,269	-	1,341	137	1,243	-	1,380
U.S. federal government	-	7	-	7	-	38	-	38
Other governments	-	91	-	91	-	92	-	92
NHA MBS, U.S. agency MBS and CMO	-	9	-	9	-	9	-	9
Corporate debt	54	7,500	-	7,554	160	7,544	-	7,704
Corporate equity	1,642	12	3,186	4,840	1,670	12	2,442	4,124
	2,434	9,043	3,186	14,663	2,671	9,097	2,442	14,210
FVOCI Securities
Issued or guaranteed by:
Canadian federal government	6,083	2,330	-	8,413	9,138	3,927	-	13,065
Canadian provincial and municipal governments	962	1,322	-	2,284	1,438	1,549	-	2,987
U.S. federal government	9,906	339	-	10,245	18,873	2,153	-	21,026
U.S. states, municipalities and agencies	-	3,786	1	3,787	-	4,113	1	4,114
Other governments	1,493	5,117	-	6,610	2,803	3,699	-	6,502
NHA MBS, U.S. agency MBS and CMO	-	8,263	-	8,263	-	12,136	-	12,136
Corporate debt	487	2,831	-	3,318	812	2,349	-	3,161
Corporate equity	-	-	151	151	-	-	132	132
	18,931	23,988	152	43,071	33,064	29,926	133	63,123
Business and government loans	-	6,271	6	6,277	-	5,150	6	5,156
Other Assets (1)	4,863	89	-	4,952	4,392	85	-	4,477
Fair Value Liabilities
Securities sold but not yet purchased	16,364	20,396	-	36,760	17,424	14,649	-	32,073
Structured note liabilities (2)	-	24,800	-	24,800	-	22,665	-	22,665
Other liabilities (3)	1,177	2,434	-	3,611	1,106	2,125	-	3,231
	17,541	47,630	-	65,171	18,530	39,439	-	57,969
Derivative Assets
Interest rate contracts	21	7,397	-	7,418	6	8,066	-	8,072
Foreign exchange contracts	9	12,176	-	12,185	3	14,982	-	14,985
Commodity contracts	625	5,885	-	6,510	642	6,976	-	7,618
Equity contracts	788	7,917	-	8,705	1,381	4,657	-	6,038
Credit default swaps	4	5	-	9	-	-	-	-
	1,447	33,380	-	34,827	2,032	34,681	-	36,713
Derivative Liabilities
Interest rate contracts	8	6,682	-	6,690	6	6,773	-	6,779
Foreign exchange contracts	3	10,233	-	10,236	4	12,451	-	12,455
Commodity contracts	1,036	1,523	-	2,559	746	1,445	-	2,191
Equity contracts	589	9,734	-	10,323	1,581	7,802	-	9,383
Credit default swaps	7	8	2	17	-	5	2	7
	1,643	28,180	2	29,825	2,337	28,476	2	30,815

(1)	Other assets include precious metals, segregated fund assets in our insurance business and certain receivables measured at fair value.
(2)	These structured note liabilities included in deposits have been designated as FVTPL.
(3)
Other liabilities include investment contract liabilities and segregated fund liabilities in our insurance business, certain payables and metals deposits that have been designated as FVTPL as well as certain securitization and structured entities’ liabilities measured as FVTPL.

BMO Financial Group First Quarter Report 2022

Quantitative Information about Level 3 Fair Value Measurements
The table below presents the fair values of our significant Level 3 financial instruments that are measured at fair value on a recurring basis, the valuation techniques used to determine their fair values and the value ranges of significant unobservable inputs used in the valuations. We have not applied any other reasonably possible alternative assumptions to the significant Level 3 categories of private equity investments, as the net asset values are provided by the investment or fund managers.

					Range of input values (1)
As at January 31, 2022 (Canadian $ in millions, except as noted)	Reporting line in fair value hierarchy table	Fair value of assets	Valuation techniques	Significant unobservable inputs	Low	High
Private equity (2)	Corporate equity	3,186	Net Asset Value	Net Asset Value	na	na
			EV/EBITDA	Multiple	6x	19x
NHA MBS and U.S. agency MBS and CMO	NHA MBS and U.S. agency MBS and CMO	868	Discounted cash flows	Prepayment rate	3%	45%
			Market Comparable	Comparability Adjustment (3)	(5.62)	5.82

(1)
The low and high input values represent the highest and lowest actual level of inputs used to value a group of financial instruments in a particular product category. These input ranges do not reflect the level of input uncertainty, but are affected by the specific underlying instruments within each product category. The input ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance sheet date.

(2)
Included in private equity is $633 million of U.S. Federal Reserve Bank and U.S. Federal Home Loan Bank shares that we carry at cost as at January 31, 2022 ($453 million as at October 31, 2021), which approximates fair value, and are held to meet regulatory requirements.

(3)	Range of input values represents price per security adjustment.
na	- not applicable
Significant Transfers
Our policy is to record transfers of assets and liabilities between fair value hierarchy levels at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Transfers between the various fair value hierarchy levels reflect changes in the availability of quoted market prices or observable market inputs that result from changes in market conditions. Transfers from Level 1 to Level 2 were due to reduced observability of the inputs used to value the securities. Transfers from Level 2 to Level 1 were due to increased availability of quoted prices in active markets.
The following table presents significant transfers between Level 1 and Level 2 for the three months ended January 31, 2022 and January 31, 2021.

(Canadian $ in millions)
For the three months ended		January 31, 2022		January 31, 2021
	Level 1 to Level 2	Level 2 to Level 1	Level 1 to Level 2	Level 2 to Level 1
Trading Securities	2,655	2,526	2,737	6,702
FVTPL Securities	129	17	56	134
FVOCI Securities	3,119	2,143	4,658	2,109
Securities sold but not yet purchased	629	833	414	4,784

BMO Financial Group First Quarter Report 2022

Changes in Level 3 Fair Value Measurements
The tables below present a reconciliation of all changes in Level 3 financial instruments for the three months ended January 31, 2022 and January 31, 2021, including realized and unrealized gains (losses) included in earnings and other comprehensive income as well as transfers into and out of Level 3. Transfers from Level 2 into Level 3 were due to an increase in unobservable market inputs used in pricing the securities. Transfers out of Level 3 into Level 2 were due to an increase in observable market inputs used in pricing the securities.

		Change in fair value			Movements		Transfers
For the three months ended January 31, 2022 (Canadian $ in millions)	Balance October 31, 2021	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales (2)	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at January 31, 2022	Change in unrealized gains (losses) recorded in income for instruments still held (3)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	675	(44)	19	382	(192)	-	114	(86)	868	8
Corporate debt	7	(1)	(1)	9	-	-	-	(1)	13	(1)
Total trading securities	682	(45)	18	391	(192)	-	114	(87)	881	7
FVTPL Securities
Corporate equity	2,442	76	36	713	(81)	-	-	-	3,186	78
Total FVTPL securities	2,442	76	36	713	(81)	-	-	-	3,186	78
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate equity	132	-	2	11	-	-	6	-	151	na
Total FVOCI securities	133	-	2	11	-	-	6	-	152	na
Business and government loans	6	-	-	-	-	-	-	-	6	-
Derivative Liabilities
Credit default swaps	2	-	-	-	-	-	-	-	2	-
Total derivative liabilities	2	-	-	-	-	-	-	-	2	-

		Change in fair value			Movements		Transfers
For the three months ended January 31, 2021 (Canadian $ in millions)	Balance October 31, 2020	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales (2)	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at January 31, 2021	Change in unrealized gains (losses) recorded in income for instruments still held (3)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	803	(75)	(31)	357	(353)	-	34	(32)	703	(1)
Corporate debt	-	-	-	-	-	-	-	-	-	-
Total trading securities	803	(75)	(31)	357	(353)	-	34	(32)	703	(1)
FVTPL Securities
Corporate equity	1,903	21	(49)	113	(27)	(4)	-	-	1,957	47
Total FVTPL securities	1,903	21	(49)	113	(27)	(4)	-	-	1,957	47
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate equity	93	-	-	5	-	-	-	-	98	na
Total FVOCI securities	94	-	-	5	-	-	-	-	99	na
Business and government loans	1,945	-	(70)	1,488	-	(161)	-	-	3,202	-
Derivative Liabilities
Credit default swaps	4	-	-	-	-	-	-	-	4	-
Total derivative liabilities	4	-	-	-	-	-	-	-	4	-

(1)	Foreign exchange translation on trading securities held by foreign subsidiaries is included in other comprehensive income, net foreign operations.
(2)	Includes proceeds received on securities sold but not yet purchased.
(3)	Changes in unrealized gains (losses) on Trading and FVTPL securities still held on January 31, 2022 and 2021 are included in earnings for the period.

Unrealized	gains (losses) recognized on Level 3 financial instruments may be offset by (losses) gains on economic hedge contracts.
  na – not applicable

BMO Financial Group First Quarter Report 2022

Note 7: Capital Management
Our objective is to maintain a strong capital position in a cost-effective structure that: is appropriate given our target regulatory capital ratios and internal assessment of required economic capital; underpins our operating groups’ business strategies; supports depositor, investor and regulator confidence, while building long-term shareholder value; and is consistent with our target credit ratings.
As at January 31, 2022, we met OSFI’s target capital ratio requirements, which include a 2.5% Capital Conservation Buffer, a 1.0% Common Equity Surcharge for Domestic Systemically Important Banks
(D-SIBs),
a Countercyclical Buffer and a 2.5% Domestic Stability Buffer (DSB) applicable to
D-SIBs.
Our capital position as at January 31, 2022 is further detailed in the Capital Management section of our interim Management’s Discussion and Analysis.
Regulatory Capital and Total Loss Absorbing Capacity Measures, Risk-Weighted Assets and Leverage Exposures
(1)

(Canadian $ in millions, except as noted)	January 31, 2022	October 31, 2021
CET1 Capital	47,610	44,491
Tier 1 Capital	52,481	49,966
Total Capital	61,050	57,201
Total Loss Absorbing Capacity (TLAC)	96,889	90,353
Risk-Weighted Assets	337,652	325,433
Leverage Exposures	1,115,676	976,690
CET 1 Ratio	14.1%	13.7%
Tier 1 Capital Ratio	15.5%	15.4%
Total Capital Ratio	18.1%	17.6%
TLAC Ratio	28.7%	27.8%
Leverage Ratio	4.7%	5.1%
TLAC Leverage Ratio	8.7%	9.3%

(1)	Disclosed in accordance with, as applicable, OSFI’s Capital Adequacy Requirements Guideline, Leverage Requirements Guideline and Total Loss Absorbing Capacity Guideline.
Note 8: Employee Compensation
Stock Options
During the three months ended January 31, 2022, we granted a total of 1,028,255 stock options (984,943 stock options during the three months ended January 31, 2021). The weighted-average fair value of options granted during the three months ended January 31, 2022 was $14.17 per option ($10.75 per option for the three months ended January 31, 2021).
To determine the fair value of the stock option tranches (i.e. the portion that vests each year) on the grant date, the following ranges of values were used for each option pricing assumption:

For stock options granted during the three months ended	January 31, 2022	January 31, 2021
Expected dividend yield	4.2%	4.9%
Expected share price volatility	16.8%	20.6 - 20.7%
Risk-free rate of return	1.8 - 1.9%	1.0%
Expected period until exercise (in years)	6.5 - 7.0	6.5 - 7.0
Exercise price ($)	135.58	97.14
 Changes to the input assumptions can result in different fair value estimates.
Pension and Other Employee Future Benefit Expenses
Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the three months ended	January 31, 2022	January 31, 2021	January 31, 2022	January 31, 2021
Current service cost	59	67	2	2
Net interest (income) expense on net defined benefit (asset) liability	(7)	2	9	8
(Gain) on settlement	(1)	-	-	-
Administrative expenses	1	1	-	-
Benefits expense	52	70	11	10
Government pension plans expense (1)	65	55	-	-
Defined contribution expense	65	59	-	-
Total pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	182	184	11	10

(1)	Includes Canada Pension Plan, Quebec Pension Plan and U.S. Federal Insurance Contributions Act.
 Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group First Quarter Report 2022

Note 9: Earnings Per Share
Basic earnings per share is calculated by dividing net income, after deducting dividends payable on preferred shares and distributions payable on other equity instruments, by the daily average number of fully paid common shares outstanding throughout the period.
Diluted earnings per share is calculated in the same manner, with further adjustments made to reflect the dilutive impact of instruments convertible into our common shares.
The following tables present our basic and diluted earnings per share:
Basic Earnings Per Common Share

(Canadian $ in millions, except as noted)	For the three months ended
	January 31, 2022	January 31, 2021
Net income	2,933	2,017
Dividends on preferred shares and distributions payable on other equity instruments	(55)	(56)
Net income available to common shareholders	2,878	1,961
Weighted-average number of common shares outstanding (in thousands)	648,359	646,511
Basic earnings per common share (Canadian $)	4.44	3.03

Diluted Earnings Per Common Share

(Canadian $ in millions, except as noted)	For the three months ended
	January 31, 2022	January 31, 2021
Net income available to common shareholders adjusted for impact of dilutive instruments	2,878	1,961
Weighted-average number of common shares outstanding (in thousands)	648,359	646,511
Effect of dilutive instruments
Stock options potentially exercisable (1)	5,507	3,906
Common shares potentially repurchased	(3,529)	(2,994)
Weighted-average number of diluted common shares outstanding (in thousands)	650,337	647,423
Diluted earnings per common share (Canadian $)	4.43	3.03

(1)
In computing diluted earnings per share, we excluded average stock options outstanding of 692,954 with a weighted average exercise price of $144.13

for the three months ended January 31, 2022 (2,916,456 with a weighted average price of $102.51 for the three months ended January 31, 2021) as the average share price for the period did not exceed the exercise price.

Note 10: Income Taxes
Canadian Taxing Authorities have reassessed us for additional income tax and interest in an amount of approximately $1,210 million, to date, in respect of certain 2011-2016 Canadian corporate dividends. Those reassessments denied certain dividend deductions on the basis that the dividends were received as part of a “dividend rental arrangement”. The tax rules raised by the Canadian Taxing Authorities were prospectively addressed in the 2015 and 2018 Canadian Federal Budgets. We filed Notices of Appeal with the Tax Court of Canada and the matter is in litigation. In the future, we expect to be reassessed for significant income tax for similar activities. We remain of the view that our tax filing positions were appropriate and intend to challenge all reassessments. However, if such challenges are unsuccessful, the additional expense would negatively impact our net income.

BMO Financial Group First Quarter Report 2022

Note 11: Operating Segmentation
Operating Groups
We conduct our business through three operating groups, each of which has a distinct mandate. Our operating groups are Personal and Commercial Banking (P&C) (comprised of Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C)), BMO Wealth Management (BMO WM) and BMO Capital Markets (BMO CM), along with a Corporate Services unit.
For additional information refer to Note 25 of our annual consolidated financial statements for the year ended October 31, 2021.
Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)
For the three months ended January 31, 2022	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	Total
Net interest income (2)	1,787	1,156	272	924	(120)	4,019
Non-interest revenue	620	363	1,133	1,015	573	3,704
Total Revenue	2,407	1,519	1,405	1,939	453	7,723
Provision for (recovery of) credit losses on impaired loans	100	3	-	(16)	(1)	86
Provision for (recovery of) credit losses on performing loans	(76)	(77)	4	(35)	(1)	(185)
Total provision for (recovery of) credit losses	24	(74)	4	(51)	(2)	(99)
Insurance claims, commissions and changes in policy benefit liabilities	-	-	81	-	-	81
Depreciation and amortization	125	107	66	75	-	373
Other non-interest expense	899	605	842	966	161	3,473
Income before taxes	1,359	881	412	949	294	3,895
Provision for income taxes	355	200	97	244	66	962
Reported net income	1,004	681	315	705	228	2,933
Average Assets (3)	278,523	138,735	49,504	407,691	181,443	1,055,896

For the three months ended January 31, 2021	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	Total
Net interest income (2)	1,608	1,091	239	803	(163)	3,578
Non-interest revenue	491	319	1,738	771	78	3,397
Total Revenue	2,099	1,410	1,977	1,574	(85)	6,975
Provision for (recovery of) credit losses on impaired loans	150	20	1	45	(1)	215
Provision for (recovery of) credit losses on performing loans	(2)	(51)	(4)	(2)	-	(59)
Total provision for (recovery of) credit losses	148	(31)	(3)	43	(1)	156
Insurance claims, commissions and changes in policy benefit liabilities	-	-	601	-	-	601
Depreciation and amortization	118	123	83	69	-	393
Other non-interest expense	818	566	854	817	165	3,220
Income (loss) before taxes	1,015	752	442	645	(249)	2,605
Provision for (recovery of) income taxes	265	173	106	167	(123)	588
Reported net income (loss)	750	579	336	478	(126)	2,017
Average Assets (3)	254,945	130,487	47,535	384,759	163,182	980,908

(1)	Corporate Services includes Technology and Operations.
(2)
Operating groups report on a taxable equivalent basis (teb). Revenue and the provision for income taxes are increased on tax-exempt
securities to an equivalent
before-tax
basis to facilitate comparisons of income between taxable and tax-exempt
sources. The offset to the groups’ teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

(3)
Included within average assets are average earning assets, which are comprised of deposits with other banks, deposits at central banks, reverse repos, loans and securities. Total average earning assets for three months ended January 31, 2022 are $972,687, including $264,764 for Canadian P&C, $131,569 for U.S. P&C, and $576,354 for all other operating segments including Corporate Services (for three months ended January 31, 2021 - Total: $893,913, Canadian P&C $239,777, U.S. P&C: $123,411 and all other operating segments: $530,725).

Effective the first quarter of fiscal 2022, certain expense allocations were updated within our operating segment to better align with current experience, with no impact to total bank. Comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group First Quarter Report 2022

Note 12: Acquisitions and Divestitures
Acquisitions
Bank of the West
On December 20, 2021, we announced a definitive agreement with BNP Paribas to acquire Bank of the West and its subsidiaries for a cash purchase price of US$16.3 billion, or US$13.4 billion net of estimated US$2.9 billion of excess capital (at closing). Bank of the West provides a broad range of banking products and services primarily in the Western and Midwestern parts of the U.S. Subject to customary closing conditions, including regulatory approvals, the transaction is expected to close by the end of calendar 2022 and will primarily be part of our U.S. P&C reporting segment.
Divestitures
EMEA and U.S. Asset Management
On November 8, 2021, we completed the sale of our EMEA asset management business, part of our BMO Wealth Management operating segment, to Ameriprise Financial Inc. (Ameriprise) for £615 million (CAD$1,038 million) in an all-cash
transaction. On the date of sale, assets and liabilities of approximately $1,779 million and $527 million, respectively, were derecognized. In connection with completion of the EMEA portion of the sale, we recognized a before and after tax loss of $29 million relating to foreign currency translation reclassified from accumulated other comprehensive income in equity to non-interest revenue, foreign exchange gains, other than trading, in our Consolidated Statement of Income. The transaction also included the opportunity for certain BMO asset management clients in the U.S. to move to Ameriprise. These transfers were completed in the quarter and resulted in tax expense of $22 million.
Taplin, Canida & Habacht LLC
On January 27, 2022, we completed the sale of Taplin, Canida & Habacht, LLC, part of our U.S. asset management business to Loop Capital. The business sold is not considered material to the bank.
Note 13: Legal Proceedings
The bank and its subsidiaries are party to legal proceedings, including regulatory investigations, in the ordinary course of business. We review the status of these proceedings regularly and establish provisions when in our judgment it becomes probable that we will incur a loss and the amount can be reliably estimated. The bank’s provisions represent our best estimates based upon currently available information for proceedings for which estimates can be made. However, the bank’s provisions may differ significantly from actual losses as a result of, for example, the inherent uncertainty of the various potential outcomes of such proceedings; the varying stages of the proceedings; the existence of multiple defendants whose share of liability may not yet be determined; unresolved issues in such proceedings, some of which involve novel legal theories and interpretations; the fact that the underlying matters will change from time to time; and such proceedings may involve very large or indeterminate damages. While it is inherently difficult to predict the ultimate outcome of these proceedings, based on our current knowledge, we do not expect the outcome of any of these proceedings, individually or in the aggregate, to have a material adverse effect on the consolidated financial position or the results of operations of the bank. However, because of the factors listed above, as well as other uncertainties inherent in litigation and regulatory matters, there is a possibility that the ultimate resolution of legal or regulatory investigations may be material to the bank’s consolidated financial position or its results of operations for any particular reporting period.
BMO and its subsidiaries are named as defendants or are otherwise involved in a substantial number of legal proceedings. BMO Harris Bank N.A. (BMO Harris), as successor to M&I Marshall and Ilsley Bank (M&I), has been named as the defendant in a lawsuit filed in the U.S. Bankruptcy Court for the District of Minnesota (Bankruptcy Court) in connection with a Ponzi scheme carried out by Thomas J. Petters and certain affiliated individuals and entities (collectively, Petters). The lawsuit, brought by a Trustee in bankruptcy proceedings for certain Petters entities, alleges that between 1999 and 2008, M&I (and a predecessor bank) facilitated the Ponzi scheme operated by Petters. BMO denies these allegations and continues to defend itself vigorously. The Trustee seeks US$1.9 billion in compensatory damages, plus prejudgment interest, punitive damages, and attorneys’ fees. The Bankruptcy Court: (i) denied BMO Harris’s motion for summary judgment; (ii) granted the Trustee’s motion for sanctions based on the alleged spoliation of evidence; and (iii) transferred the case to the U.S. District Court for the District of Minnesota (District Court) for trial. BMO Harris filed an objection to the spoliation sanctions, which is still pending before the District Court. BMO Harris anticipates that the trial in this case may take place no earlier than late 2022.

BMO Financial Group First Quarter Report 2022